                                                                           LUO Wenjun

July 16, 2009

Asia Premium Television Group Inc.

RM 602, 2 North Tuanjiehu Street

Chaoyang District

Beijing, 100026, PRC

Resignation from the Board of Directors

To Asia Premium Television Group, Inc.’s Board of Directors,

I, LUO Wenjun, hereby tender my resignation as director of the Board of Directors for Asia Premium Television Group, Inc., effective immediately on July 16, 2009.

I confirm that my departure in no way reflects any disagreements with the Company on matters relating to the Company’s policies, operations or practices, and that I have no claim against the Asia Premium Television Group, Inc. whatsoever whether in respect to fees, remuneration, or compensation for the loss of office.

Sincerely,

/s/ Luo Wenjun

Luo Wenjun